Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 5 DATED DECEMBER 19, 2013

Supplements Nos. 3, 4 and 5 to be used with
PROSPECTUS DATED JULY 31, 2013

Summary of Supplement to Prospectus
(See Supplement for Additional Information)

Supplement No. 3 (cumulative, replacing all prior supplements) dated October 18, 2013 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 8 hotels containing a total of 965 guest rooms for an aggregate gross purchase price of approximately $104.3 million; (c) our execution of certain purchase contracts that relate to 7 hotels containing a total of 892 guest rooms and that provide for an aggregate gross purchase price of approximately $155.9 million; (d) our execution of a credit agreement, as amended, that provides for a $100 million unsecured revolving credit facility that may be increased to $150 million; (e) Apple Ten Advisors, Inc.’s subcontracting of its obligations under the advisory agreement with us to Apple REIT Nine, Inc.; (f) an update regarding our legal proceedings; (g) an update regarding our Unit Redemption program; (h) financial and operating information for our recently purchased hotels; and (i) our recent financial information and certain additional information about us.

Supplement No. 4 dated November 21, 2013 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 3 hotels containing a total of 351 guest rooms for an aggregate gross purchase price of approximately $62.5 million; (c) an update regarding our legal proceedings; (d) an update regarding our Unit Redemption program; (e) financial and operating information for our recently purchased hotels; and (f) our recent financial information and certain additional information about us.

Supplement No. 5 dated December 19, 2013 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of one hotel containing a total of 130 guest rooms for a gross purchase price of $25.4 million; and (c) financial and operating information for our recently purchased hotel.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of November 30, 2013, we had closed on the sale of 71,829,912 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $790.1 million and proceeds net of selling commissions and marketing expenses of approximately $711.1 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $890.1 million and proceeds net of selling commissions and marketing expenses of approximately $801.1 million.

In connection with our hotel purchases to date, we paid a total of approximately $15.7 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.